Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 2 to the Registration Statement (Form S-4 No. 333-173549) and related Prospectus of DineEquity, Inc. for the offer to exchange up to $792,750,000 aggregate outstanding principal amount of its 9.5% Senior Notes due 2018 and to the incorporation by reference therein of our reports dated March 3, 2011, with respect to the consolidated financial statements of DineEquity, Inc., and the effectiveness of internal control over financial reporting of DineEquity, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

June 10, 2011

Los Angeles, California